UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Active Power, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00504W 10 0 (CUSIP Number)

December 31, 2006 **

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This Amendment No. 7 is being filed to correct certain clerical errors related to the calculation of the Reporting Person’s beneficial ownership as reported on the Reporting Person’s Amendment No. 6 to Schedule 13G filed on February 14, 2007.

Page 1 of 5 pages

CUSIP No. 00504W100

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Joseph F. Pinkerton, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use only

4.	Citizenship or Place of Organization

USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power

1,316,796
6. Shared Voting Power

3,750,000
7. Sole Dispositive Power

1,316,796
8. Shared Dispositive Power

3,750,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

5,066,796
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9)

9.97%
12.	Type of Reporting Person (See Instructions)

IN

(1)	Based upon 50,828,461 shares of Common Stock outstanding as of December 31, 2006, which includes 703,000 shares of Common Stock that may be acquired by the Reporting Person within 60 days of December 31, 2006 through the exercise of stock options. As of February 1, 2007, 219,531 stock options held by the Reporting Person that were outstanding and exercisable as of December 31, 2006 failed to vest and ceased to be exercisable with respect to such unvested option shares. As of May 2, 2007, the 483,469 options held by the Reporting Person that remained exercisable as of February 1, 2007 will terminate and cease to be outstanding to the extent such options are not exercised for the remaining vested option shares prior to May 2, 2007.

Page 2 of 5 pages

Item 1.	(a)	Name of Issuer

Active Power, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

2128 W. Braker Lane, Braker 12 Austin, TX 78758

Item 2.	(a)	Name of Person Filing

Joseph F. Pinkerton, III

	(b)	Address of Principal Business Offices or, if none, Residence

2312 Woodlawn Blvd. Austin, TX 78703

	(c)	Citizenship

USA

	(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

	(e)	CUSIP Number

00504W 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 3 of 5 pages

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

As of December 31, 2006, Joseph F. Pinkerton, III was the record owner of 363,796 shares of Common Stock and was deemed to beneficially own an additional 703,000 shares of Common Stock which he could acquire within 60 days of December 31, 2006 through the exercise of stock options. As of February 1, 2007, 219,531 stock options held by Mr. Pinkerton that were outstanding and exercisable as of December 31, 2006 failed to vest and ceased to be exercisable with respect to such unvested option shares. As of May 2, 2007, the 483,469 options held by Mr. Pinkerton that remained exercisable as of February 1, 2007 will terminate and cease to be outstanding to the extent such options are not exercised for the remaining vested option shares prior to May 2, 2007. Mr. Pinkerton also may be deemed to beneficially own 3,750,000 shares of Common Stock, which is held by CJP Partners, Ltd., a limited partnership in which CJP Management, L.L.C. is the sole general partner and Mr. Pinkerton and his spouse are the only limited partners. Mr. Pinkerton may also be deemed to beneficially own an additional 250,000 shares of Common Stock, held of record by a Grantor Retained Annuity Trust for the benefit of Mr. Pinkerton’s minor children, and for which Mr. Pinkerton is the sole trustee. Mr. Pinkerton has the sole power to vote and dispose of the shares held by the trust for which he is the trustee. Mr. Pinkerton does not serve as trustee or have the power to vote or dispose of 250,000 shares held of record by a Grantor Retained Annuity Trust for the benefit of Mr. Pinkerton’s minor children, and for which Mr. Pinkerton’s wife is the sole trustee and has the sole power to vote or dispose of such shares. Neither Mr. Pinkerton nor his wife serve as trustees or have the power to vote or dispose of the 425,194 shares held of record by certain Grantor Retained Annuity Trusts for the benefit of Mr. Pinkerton’s minor children and Mr. Pinkerton disclaims beneficial ownership of such shares. Therefore, Mr. Pinkerton may be deemed to beneficially own an aggregate of 5,066,796 shares of Common Stock as of December 31, 2006.

(b) Percent of Class: 9.97%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,316,796

(ii) Shared power to vote or to direct the vote: 3,750,000

(iii) Sole power to dispose or to direct the disposition of: 1,316,796

(iv) Shared power to dispose or to direct the disposition of: 3,750,000

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21, 2007
Date

/s/ Joseph F. Pinkerton, III
Signature

Joseph F. Pinkerton, III
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 5 of 5 pages